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                     December 6, 2023

       Randy Hyzak
       Executive Vice President and Chief Financial Officer
       Las Vegas Sands Corp.
       5500 Haven Street
       Las Vegas, NV 89119

                                                        Re: Las Vegas Sands
Corp.
                                                            Form 10-K for the
year ended December 31, 2022
                                                            File No. 001-32373

       Dear Randy Hyzak:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Real Estate & Construction